                                     Pursuant to Rule 425 under the Securities
                                     Act of 1933 and deemed filed pursuant to Rule 14a-6(b) under the Securities Exchange Act of 1934

                                     Subject Company: Wachovia Corporation
                                     Commission File No. 333-59616

                                     Date: July 27, 2001

     This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, (i) statements about the benefits of the merger between First Union Corporation and Wachovia Corporation, including future financial and operating results, cost savings, enhanced revenues, and accretion to reported earnings that may be realized from the merger; (ii) statements with respect to First Union's and Wachovia's plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as "believes", "expects", "anticipates", "estimates", "intends", "plans", "targets", "projects" and similar expressions. These statements are based upon the current beliefs and expectations of First Union's and Wachovia's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

     The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the risk that the businesses of First Union and Wachovia will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (3) revenues following the merger may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption following the merger, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected; (5) the ability to obtain governmental approvals of the merger on the proposed terms and schedule; (6) the failure of First Union's and Wachovia's stockholders to approve the merger; (7) competitive pressures among depository and other financial institutions may increase significantly and have an effect on pricing, spending, third-party relationships and revenues; (8) the strength of the United States economy in general and the strength of the local economies in which the combined company will conduct operations may be different than expected resulting in, among other things, a
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deterioration in credit quality or a reduced demand for credit, including the resultant effect on the combined company's loan portfolio and allowance for loan losses; (9) changes in the U.S. and foreign legal and regulatory framework; and
(10) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on the combined company's capital markets and asset management activities. Additional factors that could cause First Union's and Wachovia's results to differ materially from those described in the forward-looking statements can be found in First Union's and Wachovia's reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission and available at the SEC's Internet site (http://www.sec.gov). All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to First Union or Wachovia or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. First Union and Wachovia do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

     The proposed transaction will be submitted to First Union's and Wachovia's stockholders for their consideration. Stockholders are urged to read the definitive joint proxy statement/prospectus regarding the proposed transaction and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain (or will contain) important information. You will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about First Union and Wachovia, at the SEC's Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the SEC filings that have been or will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to First Union, Investor Relations, One First Union Center, Charlotte, North Carolina 28288-0206 (704-374-6782), or to Wachovia, Investor Relations, 100 North Main Street, Winston-Salem, North Carolina 27150 (888-492-6397).
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THE FOLLOWING ADVERTISEMENT BY FIRST UNION APPEARED IN CERTAIN REGIONAL AND
NATIONAL PUBLICATIONS

[LOGO] First Union

Update: Wachovia/First Union merger
-----------------------------------
Since a new management team at First Union has restructured and revitalized the company, how has First Union performed?

We'll let the numbers tell the story...

                                   [GRAPHS]

[2001 year-to-date total return of           18 Months Total Return/2/
First Union and SunTrust stock/1/]

 ...behind First Union's performance.

We have accomplished a great deal in recent months, including strong second quarter earnings that exceeded expectations. And, in combination with Wachovia, we believe we will achieve a great deal more. Our merger is expected to add to cash operating earnings from Day One. And the combined company--the new Wachovia--plans to leverage higher-growth businesses, a unified management team and a strong capital base to build shareholder value.

We believe the contrast with SunTrust's disruptive, hostile proposal to take over Wachovia couldn't be more clear. We believe SunTrust wants to subject Wachovia to months of disruption, uncertainty and wrangling while Wachovia and First Union are planning for a seamless integration.

We welcome the independent, third party recommendations in favor of the Wachovia/First Union merger from Institutional Shareholder Services and Proxy Monitor. But now, we need your support. Please sign and return the white card.
                                                                   -----
Remember, every vote counts, and if you don't return the white card, you are
----------------------------------------------------------------------------
effectively casting a no vote. We urge Wachovia and First Union shareholders to
-----------------------------
support the Wachovia/First Union merger.


                            Your vote is important.

    If you are a shareholder of Wachovia, we urge you to vote today FOR the Wachovia/First Union merger by signing and returning the WHITE proxy card.
     If you have questions regarding the merger, call our proxy solicitors MacKenzie Partners, Inc. at 1-800-322-2885 or Georgeson Shareholder at
                                1-800-223-2064.

  If you are a shareholder of First Union, we urge you to vote today FOR the
     Wachovia/First Union merger by signing and returning the WHITE proxy card. If you have questions regarding the merger, call our proxy solicitor Morrow & Co., Inc. at 1-877-366-1578.


                           Wachovia and First Union
                             The Right Combination


/1/ From December 31, 2000 through July 20, 2001, First Union shareholders have received a total return, including reinvested dividends, of 27.6%. (The total return to SunTrust shareholders over the same period has been 10%.) /2/ For the time period from December 31, 1999 through July 20, 2001, First Union shareholders have received a total return, including reinvested dividends, of 13.5%. (The total return to SunTrust shareholders over the same period has been 2.9%.) Stockholders are urged to read the definitive joint proxy statement/prospectus regarding the proposed transaction and any other relevant documents filed with the SEC because they contain important information. You may obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about First Union and Wachovia, at the SEC's Internet site (http://www.sec.gov). Copies of these documents can also be obtained, without charge, by directing a request to First Union Corporation, Investor Relations, One First Union Center, 301 South College Street, Charlotte, NC 28288-0206, 704-374-6782, or to Wachovia Corporation, Investor Relations, 100 North Main Street,Winston-Salem, NC 27150, 888-492-6397.Additional copies of the joint proxy statement/prospectus may also be obtained by contacting First Union's proxy solicitor, Morrow & Co., Inc., toll free at 1-877-366-1578, or Wachovia's proxy solicitors, MacKenzie Partners, Inc., toll free at 1-800-322-2885, or Georgeson Shareholder, toll free at 1-800-223-2064.The information presented above may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Factors that could cause actual results to differ materially from those described in the forward-looking statements can be found in the joint proxy statement/prospectus and in First Union's and Wachovia's public reports filed with the SEC.